Exhibit 4.2

OFFER AND AGREEMENT TO PURCHASE

THIS AGREEMENT is made as of the 4th day of September 2008 (the "Effective Date") between Sprott- Shaw Degree College Corp., a British Columbia company having an office at Unit 1200, 777 West Broadway, Vancouver, BC, V5Z 4J7 (the 'Purchaser") and Concordia Career College Ltd. and Neo Alliance Investment Group Ltd. (COB Modus International Language Institute) (collectively the "Vendor"), a British Columbia Company, having its registered office address at 530 Hornby Street, Fourth Floor, Vancouver, British Columbia, Canada V6C 2E7 and 525 Dunsmuir Street, Vancouver, BC Canada, V6B 1Y4.

BACKGROUND

A.            The Vendor carries on the business of offering educational courses and instruction in various locations in British Columbia under the trade name "Concordia Education Group" and "Concordia Career College" and other similar names (the" Business").

B.            The Vendor has agreed to sell to the Purchaser, or its nominee corporation or assignee, and the Purchaser has agreed to purchase certain property and assets owned by the Vendor on the terms and subject to the conditions provided in this Agreement.

C.            David Kang (the "Covenantor") individually or through companies owned by him, owns and controls the Vendor and consequently has an interest in the transactions herein set forth.

TERMS OF AGREEMENT

In consideration of the premises and the covenants, agreements, representations, warranties and payments contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties agree as follows:

1.             DEFINITIONS

Whenever used in this Agreement or in the Schedules hereto, unless there is something in the subject matter or context inconsistent therewith, the following words and terms will have the indicated meanings and grammatical variations of such words and terms will have corresponding meanings:

(a)           "Approvals" means all licenses, approvals and authorizations required from all regulatory and governing bodies for the Purchaser to purchase the Assets and offer the Concordia Courses and confer diplomas and degrees with respect to same, including without limitation Approvals from the Private Career Training Institutions Agency (the "PCTIA Approvals" which are listed in Schedule A);

b)            "Assets" means those assets listed on Schedule A including without limitation the goodwill related to the Business, the Concordia Student Contracts and the Concordia Employment/Consulting Contracts;

(c)           "Closing" means the 4th day of Sept, 2008;

(d)           "Concordia Employment/Consulting Contracts" means those contracts made by the Vendor with employees of the Vendor and independent contractors pursuant to which such employees and contractors provide teaching services to the Vendor, all of which are summarized in Schedule B;

(e)           "Concordia Financial Statements" mean financial statements for the Fiscal Year ending December 31st 2007 and 2008 (the "Accountant Comment Statements") and for the interim first and second quarter period commencing January 1st 2008 and ending June 30th 2008 (the "Interim Statements") financial statements for the operations of the Vendor;

(f)            "Concordia Courses" means those courses offered by the Vendor at its locations in British Columbia: Diploma of Translation and Interpretation, Hospitality and Tourism 1-2 Year Diploma, Interior Decorating 1-2 Year Diploma, TEC/TESOL, TOEFL iBT, TOEIC, ESL.

CIBT Purchase Agreement - Concordia - Aug 27 2008

(g)           "Concordia Students" means students who have individually entered into a Concordia Student Contract with the Vendor pursuant to which the Vendor still owes obligations to its student as set forth therein;

(h)           "Concordia Student Contracts" means contracts entered into by the Vendor with students pursuant to which the Vendor has agreed to provide Concordia Courses the terms of which are summarized on Schedule D.

(I)            "Encumbrances" means mortgages, charges, pledges, security interests, liens, encumbrances, actions, rights and claims, adverse interests, acquisition rights of third parties, demands and equities of any nature, whatsoever or howsoever arising, and any rights or privileges capable of becoming any of the foregoing;

(j)            "Existing Concordia Premises" means 530 Hornby Street, Fourth Floor, Vancouver B.C V6C 2E7, at which the Vendor now offers the Concordia Courses;

(k)           “Indemnity” has the meaning given to it in Section 11 hereof;

(I)            “IP Assets” means:

(i)            the IP Rights pertaining to this purchase agreement, and listed as www.cconcordia.com and www.modus.ca; and

(ii)           all IP Rights included in Schedule A.

(m)          "Kang Agreement" means a supplementary agreement to be entered into between the Purchaser and the Vendor on Closing pursuant to which the Vendor will receive the Earn-Out (being a maximum of $150,000.00) and pursuant to which will provide the services of David Kang to the Purchaser and agrees not to compete with the Purchaser;

(n)           "Trust Agreement" means an agreement entered into by the Vendor as Trustee and the Purchaser as beneficiary pursuant to which the Vendor will hold all Licenses and Approvals and any other Assets which cannot be transferred to the Purchaser on Closing for any reason including that consents to transfer are not yet available in trust for the Purchaser, such agreement to be satisfactory in form and content to the Purchaser;

1.2          Schedules

The following Schedules are attached to and form part of this Agreement:

Schedule A — Assets including without limitation IP Rights and PCTIA Approvals

Schedule B — Concordia Employment/Consulting Agreements

Schedule C — Concordia Financial Statements

Schedule D — Concordia Student Contracts

2.             PURCHASE

2.1          Purchase

On Closing the Vendor shall sell, assign and transfer to the Purchaser, and the Purchaser shall purchase the Assets, free and clear of any and all Encumbrances and the Vendor shall cease all operation of the Business as set out herein.

3.             PURCHASE PRICE

3.1          Purchase Price

The purchase price for the Assets is the Earn-Out and the assumption by the Purchaser of obligations of the Vendor under the Concordia Student Contracts (the "Purchase Price").

CIBT Purchase Agreement - Concordia - Aug 27 2008

3.2          Post-Closing Adjustment of any un-disclosed liabilities or accrued expenses based on financial statement and balance sheet as at August 31st, 2008 will be deducted against Kang Agreement.

4.             VENDOR AND COVENANTOR REPRESENTATIONS AND WARRANTIES

4.1          Representations and Warranties

The Vendor and Covenantor hereby jointly and severally represent and warrant to the Purchaser as follows:

(a)           the Assets are solely owned by the Vendor as the legal and beneficial owner thereof subject to no Encumbrances except those Encumbrances which will be discharged by the Vendor on Closing;

(b)           Status, Constating Documents and Approvals;

(i)            the Vendor is duly licensed, registered and qualified as a corporation to carry on the Business as it is now being conducted and is up to date in the filing of all required corporate returns and other notices and filings;

(ii)         The Approvals are all of the approvals that are material to the operation of the Business and are valid and subsisting. True and complete copies of the Approvals have been delivered to the Purchaser prior to the date hereof. The Vendor is in compliance with in all material respects all terms and conditions of the Approvals. There are no proceedings in progress, or the knowledge of the Vendor or Covenantor pending or threatened, that could result in the revocation, cancellation or suspension of any of the Approvals;

(c)           PCTIA has issued the PCTIA Registration and the PCTIA Approvals set forth on Schedule A for all of the PCTIA courses offered by the Vendor;

(d)           all PCTIA Approvals are in good standing and unamended and permit the Vendor to carry on the Business as it currently does and to confer the certificates referred to therein in accordance with the requirements thereof; the Vendor has not violated any term or provision of the PCTIA Approvals and all operations of the Vendor are in material compliance therewith; and the Vendor has not received any notice containing any reference to any matter or event which may threaten or lead to the termination or suspension of the PCTIA Approvals;

(e)           the Concordia Student Contracts and all obligations thereunder are fully summarized in Schedule E attached hereto which contains all materials terms thereof including without limitation all outstanding liabilities and there are no defaults by the Vendor or any of the students thereunder;

(f)            the Concordia Employment/Consulting Contracts and all obligations thereunder are fully summarized in Schedule B attached hereto which contains all materials terms thereof including without limitation all outstanding liabilities and there are no defaults by the Vendor or any other person thereunder; each employment contract can be terminated with the only resulting liability for termination being the minimum amount payable pursuant to the Employment Standards Act, British Columbia without further compensation of any nature or kind and each consulting agreement terminates at the end of the current course for which the contract has been issued;

(g)           the Vendor has paid or will pay on Closing all monies to all statutory and/or government agencies which, if not paid, could constitute or create a lien or charge on the Assets;

(h)           he Concordia Financial Statements attached hereto have been prepared in accordance with GAAP applied on a basis consistent with previous fiscal years, are true, correct and complete in all material respects and present fairly the assets, liabilities and financial condition of the Vendor (including any subsidiaries if consolidated) as at the respective dates thereof and the results of operations for the period to which such financial statements relate. All of the foregoing is done in accordance with generally accepted accounting principles ("GAAP");

CIBT Purchase Agreement - Concordia - Aug 27 2008

(i)            neither the Vendor nor any company affiliated with the Vendor or in any way involved in the provision of educational services of any nature or kind as referred to herein is a party to any collective agreement with or commitment to any labour union, trade union, council of trade unions, employee bargaining agent or affiliated bargaining agent or employee association (collectively, "Labour Representatives") nor has it conducted negotiations with respect to any future such collective agreement or commitment;

(j)            The Vendor has complied with all its obligations under the lease for the existing Concordia Premises (the "Lease") and neither the Vendor nor the Landlord are in default thereof; the Lease is un-amended and the Vendor has the right to assign the lease to the Purchaser on Closing;

(k)           the Vendor is a resident of Canada and is a GST registrant under the provisions of the Excise Tax Act under number __________;

(I)                  the Vendor has disclosed to the Purchaser all matters which are material to this transaction and has not failed to disclose any information or matter which would be of material significance in the determination by the Purchaser to proceed with this transaction;

All covenants, representations and warranties herein contained are true and accurate as of the date hereof and shall be true and accurate on the Closing Date and shall not merge on Closing and shall survive and continue in full force and effect following Closing.

5.             VENDORS COVENANTS

5.1          No Assumption of Liabilities by Purchaser

Except as here specifically set forth, the Purchaser will not assume any obligations, liabilities or contracts of the Vendor and the Vendor and Covenantor, jointly and severally, will indemnify and save harmless the Purchaser in respect of any liabilities, costs, damages or expenses of any nature or kind with respect thereto or to the Business including, without limitation, legal costs and disbursements.

5.2          Termination of Employees

On or before the Closing, the Vendor will cease operation of the Business and the Vendor will be fully responsible for and pay all liabilities related to its employees. The Purchaser agrees to offer employment or consulting agreements to such employees and consultants of the Vendor, as the case may be, as are selected by the Purchaser in its discretion, and for those employees or consultants who are selected, such agreements shall be on substantially the same terms and conditions as set forth on Schedule C, effective as of the day following the Closing. Subject to meeting the milestones outlined in the Kang Agreement, the Consultants will be guaranteed employment for 1 year.

6.             PCTIA REQUIREMENTS

6.1          Persons that are students enrolled in career programs approved by PCTIA ("Concordia

Students"), are not party to this agreement.

6.2          Subject to the limitations in this section, Concordia Student Contracts existing between the Concordia Students and the Vendor prior to Closing or when this agreement comes into effect will be assigned by the Vendor to the Purchaser and the Purchaser will accept the assignment and assume the liabilities under these student contracts associated with educational services that were to be provided by the Vendor to Concordia Students from Closing until the termination date of the contract between the Vendor and Concordia Students. The Vendor will be solely responsible for and the Purchaser will not be responsible for liabilities under the Concordia Student Contracts that may remain in relation to the provision of educational services that were to be provided by the Vendor to the Concordia Students prior to the Closing Date.

6.3          The Purchaser will, for the purpose of serving current Concordia Students, adopt admission standards and fees for its programs and current students that are the same as those previously adopted by the Vendor, and accept that current Concordia Students have met the standards for the programs they were enrolled in by the Vendor.

CIBT Purchase Agreement - Concordia - Aug 27 2008

6.4          All Concordia Students that intend to continue their studies as students with the Purchaser must have provided a written notice to the Purchaser that they agree to the assignment of the contract they had with the Vendor. In the event one or more Concordia Students do not intend to continue their studies with the Purchaser, the Purchaser must within 10 working days of being so advised by the student(s), issue a prorated tuition refund to the student(s).

6.5          If any Concordia Student does not intend to continue and the Purchaser must refund monies to such student, the amount so refunded shall be paid by the Vendor to the Purchaser forthwith on request.

7.             CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PURCHASER

7.1          Conditions Precedent

The obligations of the Purchaser under this Agreement are subject to the following conditions for the exclusive benefit of the Purchaser being fulfilled or waived by the Purchaser on or before the date specified below:

(a)           on or before _Sept 4th 2008_, the Purchaser shall be satisfied, in its sole discretion, with the Concordia Interim Financial Statements and all other matters related to the Business and the Assets to be purchased hereunder. If the Purchaser has not waived this condition in writing on or before the date specified above, this Agreement shall be null and void and of no further force and effect.

(b)           on Closing, the Vendor shall have fulfilled and complied with all of its obligations herein contained and all the representations and warranties herein shall be true and accurate.

7.2          Right of Rescission

If any of the conditions in Article 7 are not fulfilled or waived, the Purchaser on Closing may, in addition to all other remedies, rescind this Agreement by notice in writing to the Vendor. In such event, the Purchaser may:

(a)           refuse to complete the transactions contemplated herein by notice to the Vendor and in such event each of the Vendor and the Purchaser shall be released from all obligations hereunder; or

(b)           complete the transaction contemplated herein, it being expressly understood and agreed that the Purchaser may rely, notwithstanding such completion, upon the covenants and conditions contained in this Agreement.

7.3          Waiver

The conditions in Article 7 may be waived by the Purchaser in whole or in part without prejudice to any right of rescission or any other right in the event of the non-fulfilment of any other condition or conditions. A waiver will be binding only if it is in writing.

8.             CLOSING

8.1          Vendor Documents

On the Closing, the Vendor shall cause its solicitors to deliver the following documents to the Purchaser's solicitors in a form satisfactory to the Purchaser upon reasonable solicitor's trust conditions for use of the purchase monies to discharge existing financial encumbrances as are customary for transactions of this nature in British Columbia:

(a)           Assignment by the Vendor to the Purchaser all Concordia Student Contracts;

(b)           Assignment by the Vendor to the Purchaser of Approvals;

(c)           Bill of Sale for the Assets;

(d)           an executed copy of the Kang Agreement;

CIBT Purchase Agreement - Concordia - Aug 27 2008

(e)           A sublease by the tenant under the Lease to the Purchaser for the term of the Lease minus 5 days or such shorter period of time as may be required by the Purchaser, at its option;

(f)            Corporate resolutions of the Vendor and its shareholders authorizing this transaction;

(g)           Opinion of the Vendor's counsel regarding the status of the Vendor and authorization of this transaction;

(h)           the Trust Agreement;

(i)            Statutory Declaration of the Covenantor confirming accuracy of representations and warranties and fulfillment of closing conditions;

(j)            election under S.167 of the Excise Tax Act;

(k)           such other documentation as the Purchaser reasonably requires to effect the terms and provisions of this Agreement including without limitation assignment of tradenames and trademarks associated with the education activities of the Vendor;

Documents shall generally be prepared by the Purchaser and submitted to the Vendor for execution in the normal course of transactions of this nature in the Province of British Columbia. On Closing the Vendor will deliver to the Purchaser possession of the Assets and the Concordia Existing Premises.

8.2          Purchaser's Documents

On the Closing, the Purchaser will deliver to the Vendor's solicitors an executed copy of the Kang Employment Agreement on solicitor's trust conditions for discharge of Encumbrances and other matters as are reasonable for a transaction of this type in British Columbia.

8.3          Pre-Closing Obligations

From the date hereof and at all times prior to Closing, the Vendor and the Covenantor will:

(a)           assist and cooperate with the Purchaser to ensure that the transition of the Approvals to the Purchaser on and after Closing will proceed in a proper and timely manner; and

(b)           deliver to the Purchaser all authorizations and documents necessary or reasonably required for the Purchaser to complete its due diligence.

The Vendor will deliver to the Purchaser the Concordia Interim Financial Statements on or before Sep 4th, 2008

8.4          Post Closing Obligations

Following Closing:

(a)           the Vendor and the Covenantors will do all things reasonably necessary as required by the Purchaser from time to time to ensure that the Purchaser becomes entitled to use all of the Approvals including, without limitation, the PCTIA Approvals, for the courses formerly offered by the Vendor as Concordia Courses; and

(b)           in conjunction with the transfer of the PCTIA Approvals or issuance of new approvals to the Purchaser, the Vendor will not change its name and will continue to cooperate with and offer the Concordia Courses in the name of the Vendor as required by and in cooperation with the Purchaser to conform with all of PCTIA requirements relative thereto pending the transfer of the PCTIA Approvals to the Purchaser;

(c)           if the Purchaser has agreed to complete this transaction but any closing document has not been delivered, the Vendor and Covenantor will obtain and deliver such documents as soon as possible following Closing.

CIBT Purchase Agreement - Concordia - Aug 27 2008

The Vendor will on Closing cease using the names "Modus" and/or "Concordia" in relation to all educational activities and Concordia Career College Ltd. will change its name to another name not including "Concordia". Subject to the Purchaser providing its written consent, the Vendor may use the names "Modus" and "Concordia" from time to time for the benefit of the Purchaser. All revenue and financial benefits related to the future use of "Modus" and "Concordia" names will be forwarded to the Purchaser. The Vendors will use all reasonable efforts and cooperate with the Purchaser to ensure that all students enrolled in the Modus location on Dunsmuir, Vancouver, will be transferred along with their courses to the Existing Concordia Premises over a period of 1 month.

9.             FURTHER ASSURANCES

The parties will execute such further and other documents and do such further and other things as may be necessary to carry out and give effect to the intent of this Agreement.

10.          SET-OFF

If, under this Agreement or any document delivered under this Agreement, the Vendor or the Covenantor become obligated to pay any sum of money to the Purchaser, then such sum may at the election of the Purchaser, and without limiting or waiving any right or remedy for the Purchaser under this Agreement, be set off against and will apply to any sum of money or security owed by the Purchaser to the Vendor or the Covenantor until such amount has been completely set off.

11.          INDEMNITY

11.1        The Vendor and the Covenantor hereby agree, jointly and severally, to indemnify and save the Purchaser harmless from and against all losses, damages, claims and or expenses of any nature or kind (including without limitation legal fees and expenses) incurred by the Purchaser as a result of:

(a)           any non performance or non fulfillment of any covenant or agreement on the part of the Vendors contained in this Agreement or in any document executed pursuant to, or contemplated by, this Agreement in order to carry out the transactions contemplated hereby; and

(b)           any misrepresentation, inaccuracy, incorrectness or breach of any representation or warranty made by the Vendor and/or Covenantor contained in this Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby except that the Vendor and Covenantor shall not be required to indemnify or save harmless the Purchaser in respect of any such failure unless the Purchaser shall have provided notice thereof to the Vendors on or prior to the date which is six (6) months following the Closing.

12.          NOTICE

All notices required or permitted to be given under this Agreement will be in writing and delivered personally or by courier to the address of the intended recipient set forth on the first page of this Agreement or at such other address as may from time to time be notified by any of the parties in the manner provided in this Agreement. All notices to the Covenantor may be delivered to the address of the Vendor and if so delivered shall be deemed received by the Covenantor.

13.          ARBITRATION

If a dispute or disagreement arises as between the Vendor and the Purchaser in relation to any matter or issue respecting this Agreement or its terms, the same shall be resolved by binding arbitration under the Commercial Arbitration Act (British Columbia). Any such arbitration shall take place in the City of Vancouver, British Columbia.

14.          ENTIRE AGREEMENT

This Agreement and attached schedules constitute the entire agreement between the parties and there are no representations or warranties, express or implied, statutory or otherwise and no collateral agreements other than as expressly set forth or referred to in this Agreement.

CIBT Purchase Agreement - Concordia - Aug 27 2008

15.          ASSIGNMENT

This Agreement may not be assigned by the Vendor without the prior written consent of the Purchaser, which consent may be arbitrarily withheld. The Purchaser may assign this agreement to a nominee corporation without the prior consent of the Vendor.

16.          COVENANTOR

The Covenantor is jointly and severally liable with the Vendor to perform and comply with all obligations of the Vendor hereunder.

17.          TIME OF THE ESSENCE

Time will be the essence of this Agreement.

18.          APPLICABLE LAW

This Agreement will be governed by and interpreted in accordance with the laws of British Columbia.

19.          SUCCESSORS AND ASSIGNS

This Agreement will enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

20.          HEADINGS

The headings appearing in this Agreement are inserted for convenience of reference only and will not affect the interpretation of this Agreement.

AS EVIDENCE OF THEIR AGREEMENT the parties have executed this Agreement as of the day and year first above written.

SPROTT-SHAW DEGREE COLLEGE CORP.

Per:

/s/ Cal Purcell

Authorized Signatory

CONCORDIA CAREER COLLEGE LTD.

Per:___”signed”_____________

Authorized Signatory: President

NEO ALLIANCE INVESTMENT GROUP LTD.

Per:___”signed”_____________

Authorized Signatory, President

CIBT Purchase Agreement - Concordia - Aug 27 2008

SIGNED, SEALED & DELIVERED by DAVID KANG in the presence of:		) ) )
/s/ Cynthia Tam		)	/s/ David Kang
Signature of Witness		)	DAVID KANG
)
Name:	/s/ Cynthia Tam	)
Address:	8260 Saunders Rd.	)
	Richmond, B.C.	)
Occupation:	Director	)
)

CIBT Purchase Agreement - Concordia - Aug 27 2008

SCHEDULE A ASSETS INCLUDING IP RIGHTS AND PCTIA APPROVALS

•              Full right, title and interest in the name of "Concordia", "Modus", and all variations thereof and all the assets, fixtures, office equipment, computers, software, IP Assets, websites, curriculums, program contents, teaching aids, course materials and other assets used by the Vendor in connection with its operations under the umbrella of Concordia and/or Modus

•              All PCTIA Courses material and copyright therein

•              The Concordia Student Contracts

•              The Approvals including, without limitation, the PCTIA Approvals for all educational courses offered by the Vendor to Concordia Students

CIBT Purchase Agreement - Concordia - Aug 27 2008

SCHEDULE B

CONCORDIA EMPLOYMENT/CONSULTING AGREEMENTS

CIBT Purchase Agreement - Concordia - Aug 27 2008

CIBT Consultancy Plan

Marketing Consultant/Marketing Director SSILC	David Kang

This plan is for International Agencies, Universities, Colleges, and Walk-in referred sales. The plan will consist of four articles:

1) Acquisition of Asset Outcome

2) Consultancy Fee: Criteria

3) Revenue

4) Consultancy Clause

Article 1: Acquisition of Asset Outcome

The following illustrates profit/loss for CCC and SSILC:

OUTCOME

CCC + MODUS	Year 1
$150 K Purchase Price	Business Entity $1.5 M Revenue Generating Business $150 K Net Profit
CCC + MODUS	Year 2 — Six months
Based on 30% of annual due to the time of the year.	Business Entity $800K Revenue Generating Business $75 K Net Profit

Article 2: Consultancy Fee

Bonus will tie in with the actual revenue and EBITDA generated by the post merger entity and such bonus and consultancy fee will equal to the original selling price ($150,000.00) payable in eighteen (1 8) months if all revenue and profit targets are met.

Consultancy Fee: Criteria for the Marketing Consultant

•                     The Marketing Consultant listed in this agreement will oversee and have control over all marketing aspects overseas and local. Modus, Concordia Career College, SSILC and all the listed programs will be under the direction of the Marketing Consultant:

Hospitality and Tourism Management 1 and 2 Year Diploma

Diploma of Translation and Interpretation

Interior Decorating 1 and 2 Year Diploma

TEC/TESOL

TOEFL iBT

TOEIC

ESL

•                     Marketing Consultant's Team must include Cynthia Tam and Jenny Lee in their respective roles, with Cynthia being the lead for Financial Administration/ESL Academic Direction for the international department and Jenny Lee being the lead for Legal Documentation and Processing/ ESL Academic Direction. Cynthia Tam and Jenny will be employed with SSCC with a salary of $45,000.00 per year. An upfront amount of $10,000.00 cash and a $50,000.00 annual salary will be paid to David Kang. SSCC will sublet the space at 530 Hornby Street on a month to month basis.

Article 3: Revenue

Target Revenue amount is $1.5 M of post merger entity in Year 1 (2008/2009) and $800 K for the first six months of Year 2 (2009/2010).

SSILC/MODUS/CCC International Quarterly Revenue Goals for Bonuses

CATEGORY	Revenue	Bonus on Revenue	Profit	Bonus on Profit
International Targets Year 1
1st Quarter 20%	300K	$5,000
2nd Quarter 40%	600K	$5,000
3rd Quarter 75%	1.125M	$5,000
4th Quarter 100%	1.5M	$10,000	$150,000	$50000
Total Year 1		$25,000		$50000
International Targets	$2M
Year 2 (six months)
1st Quarter 20%	400K	$10,000
2nd Quarter 40%	800K	$15,000	$75,000	$50,000
Total Year 2		$25,000		$50,000

Bonuses are paid upon achieving revenue targets and Profit targets prorated over the 18 month consultancy agreement as per the above table.

Article 4: Consultancy Clause

Under this agreement, the listed Marketing Consultant and Team Members will be under the general direction of SSCC.

SCHEDULE C Concordia FINANCIAL STATEMENTS [Concordia Interim Financial Statements are to be included when delivered by the Vendor to the Purchaser in accordance with this Agreement]

CIBT Purchase Agreement - Concordia - Aug 27 2008

SCHEDULE D Concordia STUDENT CONTRACTS

CIBT Purchase Agreement - Concordia - Aug 27 2008